Mail Stop 4569
August 10, 2005


Via U.S. Mail and Facsimile (212) 451-2999

Joseph A. Cosio-Barron, Esq.
Corporate Counsel and Vice President
Consumer Direct of America
6330 South Sandhill Road
Las Vegas, NV  89120

RE: 	Ocean West Holding Corp.
	Schedule 14C
      Filed on July 18, 2005
	File Number 000-49971

Dear Mr. Cosio-Barron:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We restate comment numbers 1 and 8 to comply with Item 1 of
Schedule 14C and to provide the disclosure indicated by Items 11-
14
of Schedule 14A. See Notes A, C, D and E to Schedule 14A. Please revise accordingly.
2. We restate comment number 2 in part. The disclosure on InfoByPhone appears under the heading "Ocean West`s Reasons for the Merger." Please revise the document to discuss all material information regarding InfoByPhone under an appropriate heading(s) and to expand the discussion under "Ocean West`s Reasons for the Merger" to discuss the reasons in reasonable detail. Also, you state that you incorporate certain documents by reference. Please refer to Item 13(b) of Schedule 14A regarding placing the disclosure at the end of the form and complying with its requirements.
3. We note your response to comment number 3, however, your response directs the reader to Appendix B. Please include your response in the information statement and answer it in terms of Ocean West Enterprises, Inc. rather than a reply that abstractly summarizes a section from the Exchange Agreement.
4. We note that we received the offering documents. Please include the exhibits to the offering documents in your next response.
5. We note the added disclosure in response to comment 9. Please expand the background information to include the reason why Mr. Cohen wanted to merge IBP with a public shell rather than the alternative means of becoming a public company, how the terms were negotiated, whether and when the board voted, whether the vote was unanimous and how it was decided not to obtain a fairness opinion.
6. We note your response and added disclosure in response to comment number 10 and restate the comment. Please revise and expand the disclosure on the boards` reasons for the transactions to limit the disclosure to the reasons considered by the boards and to specifically discuss each material factor considered by the boards in reasonable detail and to summarize the boards` analysis of each material factor.
7. We note your response to comment number 11. Please state that while the parties intend that the transactions qualify as a tax-free reorganization, you do not represent that the transactions will in fact be tax-free and that you issued no tax opinion in that regard.
8. We note your response to comment number 12 regarding the offering of 12,666,666 restricted securities. Please include this disclosure in the Schedule 14C.
9. Please expand the disclosure of the spin-off to state clearly and from the perspective of Ocean West stockholders the effects of the spin-off on these stockholders.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551-3448 or Timothy Geishecker at
(202) 551-3422 with any questions.

Sincerely,


Jessica Livingston
      Senior Counsel